Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Gold Standard Ventures Corp. (the “Company”)
Suite 610-815 West Hastings Street
Vancouver, British Columbia
V6C 1B4

ITEM 2.	Date of Material Change

July 11, 2019 and July 12, 2019

ITEM 3.	News Release

News releases were issued and disseminated via GLOBE NEWSWIRE by the Company on July 11, 2019 and July 12, 2019.

ITEM 4.	Summary of Material Change

On July 11, 2019, the Company announced that it had entered into an agreement with a syndicate of underwriters led by BMO Capital Markets (collectively, the “Underwriters”), under which the Underwriters agreed to buy on bought deal basis 12,300,000 common shares (the “Common Shares”), at a price of C$1.22 per Common Share (the “Offering Price”) for gross proceeds of approximately C$15 million (the “Initial Offering”). The Company granted the Underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the Initial Offering, to purchase from the Company up to an additional 1,845,000 Common Shares.

On July 12, 2018, the Company announced that it had increased the size of its previously announced Initial Offering to 15,000,000 Common Shares at the Offering Price for aggregate gross proceeds of approximately C$18.3 million (the “Offering”). The Company granted the Underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the Offering, to purchase from the Company up to an additional 2,250,000 Common Shares. The Offering is expected to close on or about July 31, 2019 and is subject to the Company receiving all necessary regulatory approvals.

ITEM 5.	Full Description of Material Change

On July 11, 2019, the Company announced that it had entered into an agreement with the Underwriters, under which the Underwriters agreed to buy on bought deal basis 12,300,000 Common Shares at the Offering Price for gross proceeds of approximately C$15 million. The Company granted the Underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the Initial Offering, to purchase from the Company up to an additional 1,845,000 Common Shares.

On July 12, 2019, the Company announced that it had increased the size of its previously announced Initial Offering to 15,000,000 Common Shares at the Offering Price for aggregate gross proceeds of approximately C$18.3 million. The Company granted the Underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the Offering, to purchase from the Company up to an additional 2,250,000 Common Shares. The Offering is expected to close on or about July 31, 2019 and is subject to the Company receiving all necessary regulatory approvals.

The net proceeds of the Offering will be used for continued exploration and for permitting and development at the Company’s 100% owned Railroad-Pinion Project and for working capital purposes.

The Common Shares offered pursuant to the Offering will be offered by way of a short form prospectus in each province of Canada (except Québec) and may also be offered by way of private placement outside of Canada.

The Company will apply to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and the NYSE American LLC (the “NYSE AMERICAN”). Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE AMERICAN.

ITEM 5.2.	Disclosure of Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

Glenn Kumoi
VP General Counsel and Corporate Secretary
(778) 892 2502
glenn@goldstandardv.com

ITEM 9.	Date of Report

July 16, 2019

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material change report contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about potential near term development options, the use of proceeds from the Offering, the number of Common Shares to be subscribed for under the Offering, the timing of closing of the Offering and the receipt of all necessary regulatory approvals, are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.